CERTIFICATE OF QUALIFICATIONS
AND INDEPENDENCE OF DR. NIMR ARAB

►	BSC Honors in Geology and MSC in Applied Geophysics from Birmingham University

►	PHD in Applied Geophysics from Leicester University in the U.K.

►	30 years of experience in the petroleum and natural gas industry with a specialization in exploration processes and technology

►	Executive positions with the Syrian Petroleum Company in Syria and with the Ministry of Petroleum and Mineral Resources in Saudi Arabia

►	Previous Exploration Manager for Shell Syria (until September, 2003)

►	Member of various Syrian and international institutes and technical societies

►	Currently an independent consultant in the oil and gas sector

Dr. Arab has been retained by NXT to review the results of a survey conducted utilizing stress field detection technology in Syria during 2004.

/s/ Dr. Nimr Arab
Dr. Nimr Arab